January 12th, 2006

Please find here-after the sanofi-aventis financial calendar for 2006.

January 30, 2006	- 4th Quarter and Full-Year 2005 Sales

February 24, 2006	- 2005 Full-Year Results. Analyst / Investor meeting in Paris

March 22, 2006	- Analyst / Investor Meeting in New York

May 5, 2006	- 1st Quarter 2006 Sales and Results

May 31, 2006	- Annual General Meeting

August 2, 2006	- 2nd Quarter 2006 Sales and Results

September 19, 2006	- Analyst / Investor meeting in Paris

September 27, 2006	- Analyst / Investor Meeting in New York

October 31, 2006	- 3rd Quarter 2006 Sales and Results

Yours faithfully,

The Investor Relations team

Investor Relations Department
Europe Tel: + 33 1 53 77 45 45 US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com